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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03001894

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 SEC MAIL PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8- 51599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Masthead Securities, Inc.
FN: MLC Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Boylston Street, 3rd Floor
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Giles McNamee 617-638-2601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

98 North Washington Street	Boston	Massachusetts	02114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Giles McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Masthead Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NICHOLAS J. DERBY
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 16, 2003

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Certified Public Accountants

Masthead Securities, Inc.

December 31, 2002

CONTENTS

Grant Thornton

Accountants and Management Consultants

Report of Independent Certified Public Accountants

Managing Directors of
Masthead Securities, Inc.

We have audited the accompanying statement of financial condition of Masthead Securities, Inc. (a wholly-owned subsidiary of McNamee Lawrence & Co. LLC) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Masthead Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Boston, Massachusetts
February 7, 2003

98 N. Washington St.
Boston, MA 02114-1913
T 617.723.7900
F 617.723.3640
W www.grantthornton.com

Grant Thornton LLP

Masthead Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 8,771
Goodwill	59,083
	$67,854

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to owner	$ 403
Stockholders' equity	
Additional paid-in capital	93,085
Accumulated deficit	(25,634)
Total stockholders' equity	67,451
	$67,854

The accompanying notes are an integral part of this statement.

Masthead Securities, Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2002

Revenue	$ -
General and administrative	6,624
NET LOSS	$(6,624)

The accompanying notes are an integral part of this statement.

Masthead Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2002

	Additional Paid-in-Capital	Accumulated Deficit	Total
Stockholders' equity, January 1, 2002	$34,002	$(19,010)	$14,992
Net loss		(6,624)	(6,624)
Push-down adjustment	59,083	———	59,083
Stockholders' equity, December 31, 2002	$93,085	$(25,634)	$67,451

The accompanying notes are an integral part of this statement.

Masthead Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$(6,624)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	7,418
Loss on disposal of fixed assets	299
Changes in operating assets and liabilities	
Decrease in other liabilities and accrued expenses	(870)
Net cash provided by operating activities	223
Cash at beginning of year	8,548
Cash at end of year	$ 8,771

The accompanying notes are an integral part of this statement.

Masthead Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Masthead Securities, Inc. (the "Company" or "MSI") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was created pursuant to the corporation laws of the State of Maine in October 1998, and is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that rule.

In August 2002, the Company was purchased by McNamee Lawrence & Co. LLC for $50,000. This transaction resulted in McNamee Lawrence & Co. LLC purchasing 100% of the Company's capital stock.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of the Statement of Cash Flows, the Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days.

NOTE C - GOODWILL

Goodwill represents the excess of the purchase price over tangible assets acquired less liabilities assumed arising from McNamee Lawrence & Co. LLC's acquisition of the Company on August 19, 2002. Under rules and regulations promulgated by the Securities and Exchange Commission, the Company reports assets and liabilities as they would be reported by its parent under push-down accounting principles. The goodwill recorded by the parent for the acquisition has been reported as additional paid-in capital. In accordance with SFAS No. 142, goodwill will not be amortized and will be tested for impairment at least annually.

NOTE D - RELATED PARTY TRANSACTIONS

The Company is solely owned by McNamee Lawrence & Co. LLC. The Company and McNamee Lawrence & Co. LLC ("MLC") entered into an agreement whereby MLC will pay certain shared expenses of MSI. The Company receives an economic benefit that is not reflected in its financial statements through this arrangement. The agreement covers rent, office supplies, travel, entertainment, postage, telephone, insurance and salaries. It was agreed that these costs will not be reimbursed by MSI.

Additionally, MLC will reimburse MSI for its direct expenses. Direct expenses include all other administrative expenses incurred by MSI that are not classified as shared expenses. Reimbursement is agreed to be made on a monthly basis. In respect to the twelve months ended December 31, 2002, MLC reimbursed MSI $5,725.

MSI and MLC also share Officers and Directors which may result in conflicts of interest (such as allocation of employee time) in the operations of the Company.

NOTE E - DUE TO OWNER

Due to owner represents a direct expense of the Company paid for by McNamee Lawrence & Co. LLC.

NOTE F – TAXES

The Company has a net operating loss carried forward for Federal and state income tax purposes. Based on management's analysis regarding the realizability of the use of these net operating losses, a deferred tax asset has not been established for these tax attributes. The difference between the expected tax benefit from the loss from operations and the benefit recorded is primarily due to the non-recognition of the deferred tax amount associated with the net operating loss carry forward.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer the Company is subject to rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants.

The Company's net capital requirement under rule 15c3-1(a)(2)(vi) is $5,000. At December 31, 2002, the Company had net capital of $8,368, which exceeded its requirement by $3,368.

SUPPLEMENTARY INFORMATION

Masthead Securities, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Net capital	
Stockholders' equity	$67,451
Deductions and/or changes:	
Nonallowable assets	
Goodwill	59,083
Net capital	8,368
Minimum net capital requirement	5,000
Excess net capital	$ 3,368

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Focus report.